UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

47010C300

(CUSIP Number)

August 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47010C300

1.	NAMES OF REPORTING PERSONS. Jonathan M. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	45,935

	6.	SHARED VOTING POWER	292,172

	7.	SOLE DISPOSITIVE POWER	45,935

	8.	SHARED DISPOSITIVE POWER	292,172

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 338,107(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%(2)

12.	TYPE OF REPORTING PERSON IN

(1)	For purposes of this Schedule 13G Amendment, Jonathan M. Glaser may be deemed to beneficially own up to 338,107 shares of Common Stock. Of those 338,107 shares, Mr. Glaser has sole voting and dispositive power over 45,935 shares; 185 such shares are held by the JMG Capital Management LLC 401(k) Profit-Sharing Plan (the “Profit-Sharing Plan”), of which Mr. Glaser is the sole trustee, and 45,750 such shares are shares that Mr. Glaser has the right to acquire within 60 days by exercise of a warrant issued on July 23, 2019, held in Mr. Glaser’s name. Of the 338,107 shares that Mr. Glaser may be deemed to beneficially own, Mr. Glaser shares voting and dispositive power over 292,172 shares; 57 such shares are held by JLA Family Limited Partnership (“JLA”), of which The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”) serves as the General Partner. Mr. Glaser and Nancy Glaser are co-trustees of the Trust, and thus, Mr. Glaser shares voting and dispositive power over such shares. 292,115 of such shares are held by Pacific Capital Management, LLC (“PCM”), and include shares that PCM has the right to acquire within 60 days by exercise of warrants issued to PCM on August 28, 2018 (in the amount of 9,850 shares), April 11, 2019 (in the amount of 93,750 shares) and July 23, 2019 (in the amount of 129,233 shares). JMG Capital Management, Inc. (the “Manager”) serves as the managing member of PCM. The Manager is wholly owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager. Beneficial ownership reported in this Schedule 13G Amendment does not include a warrant to purchase 156,250 shares of Common Stock that PCM acquired on April 11, 2019, or a warrant to purchase 129,233 shares of Common Stock that PCM acquired on or about July 23, 2019. Both warrants include provisions to the effect that the holder of such warrants, with certain exceptions, may not exercise the warrants if after such exercise the holder would beneficially own more than 4.99% of the outstanding Common Stock of the Issuer. Mr. Glaser disclaims any ownership of the shares of Common Stock held by the Profit-Sharing Plan and this Schedule 13G should not be deemed an admission that Mr. Glaser is the beneficial owner of the shares held by the Profit-Sharing Plan for any purpose.
(2)	Calculated based upon a total of 6,503,458 shares of voting Common Stock issued and outstanding as of August 13, 2019 as advised by the Issuer.

CUSIP NO. 47010C300

1.	NAMES OF REPORTING PERSONS. Nancy E. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	292,172

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	292,172

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 292,172 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.34%(2)

12.	TYPE OF REPORTING PERSON IN

(1)	For purposes of this Schedule 13G Amendment, Nancy Glaser may be deemed to beneficially own up to 292,172 shares of Common Stock, of which 57 shares are held by JLA, of which the Trust serves as the General Partner. Mrs. Glaser and Jonathan Glaser are co-trustees of the Trust, and thus, Mrs. Glaser shares voting and dispositive power over such shares. 292,115 shares are held by PCM and include shares that PCM has the right to acquire within 60 days by exercise of a warrant issued to PCM on August 28, 2018 (in the amount of 9,850 shares), April 11, 2019 (in the amount of 93,750 shares) and July 23, 2019 (in the amount of 129,233 shares). The Manager serves as the managing member of PCM and the Manager is wholly owned by the Trust. Mr. Glaser serves as the sole director and president of the Manager. Beneficial ownership reported in this Schedule 13G Amendment does not include a warrant to purchase 156,250 shares of Common Stock that PCM acquired on April 11, 2019, or a warrant to purchase 129,233 shares of Common Stock that PCM acquired on or about July 23, 2019. Both warrants include provisions to the effect that the holder of such warrants, with certain exceptions, may not exercise the warrants if after such exercise the holder would beneficially own more than 4.99% of the outstanding Common Stock of the Issuer.
(2)	Calculated based upon a total of 6,503,458 shares of voting Common Stock issued and outstanding as of August 13, 2019 as advised by the Issuer.

CUSIP NO. 47010C300

1.	NAMES OF REPORTING PERSONS. The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	292,172

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	292,172

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 292,172 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.34% (2)

12.	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13G Amendment, the Trust may be deemed to beneficially own up to 292,172 shares of Common Stock, of which 57 shares are held by JLA, of which the Trust serves as the General Partner. 292,115 shares are held by PCM and include shares that PCM has the right to acquire within 60 days by exercise of a warrant issued to PCM on August 28, 2018 (in the amount of 9,850 shares), April 11, 2019 (in the amount of 93,750 shares) and July 23, 2019 (in the amount of 129,233 shares). The Manager serves as the managing member of PCM and the Manager is wholly owned by the Trust. Mr. Glaser serves as the sole director and president of the Manager. Beneficial ownership reported in this Schedule 13G Amendment does not include a warrant to purchase 156,250 shares of Common Stock that PCM acquired on April 11, 2019, or a warrant to purchase 129,233 shares of Common Stock that PCM acquired on or about July 23, 2019. Both warrants include provisions to the effect that the holder of such warrants, with certain exceptions, may not exercise the warrants if after such exercise the holder would beneficially own more than 4.99% of the outstanding Common Stock of the Issuer.
(2)	Calculated based upon a total of 6,503,458 shares of voting Common Stock issued and outstanding as of August 13, 2019 as advised by the Issuer.

CUSIP NO. 47010C300

1.	NAMES OF REPORTING PERSONS. Pacific Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	292,115

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER	292,115

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 292,115

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.34% (1)

12.	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13G Amendment, PCM may be deemed to beneficially own up to 292,115 shares of Common Stock, which includes shares that PCM has the right to acquire within 60 days by exercise of a warrant issued to PCM on August 28, 2018 (in the amount of 9,850 shares), April 11, 2019 (in the amount of 93,750 shares) and July 23, 2019 (in the amount of 129,233 shares). Beneficial ownership reported in this Schedule 13G Amendment does not include a warrant to purchase 156,250 shares of Common Stock that PCM acquired on April 11, 2019, or a warrant to purchase 129,233 shares of Common Stock that PCM acquired on or about July 23, 2019. Both warrants include provisions to the effect that the holder of such warrants, with certain exceptions, may not exercise the warrants if after such exercise the holder would beneficially own more than 4.99% of the outstanding Common Stock of the Issuer.
(1)	Calculated based upon a total of 6,503,458 shares of voting Common Stock issued and outstanding as of August 13, 2019 as advised by the Issuer.

Item 1(a). Name of Issuer.

Jaguar Health, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

201 Mission Street, Suite 2375

San Francisco, California 94105

Item 2(a). Name of Person Filing.

Jonathan M. Glaser

Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

Pacific Capital Management, LLC

Item 2(b). Address of Principal Business Office, or, if None, Residence.

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

47010C300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2019

/s/ Jonathan M. Glaser
Jonathan M. Glaser

/s/ Nancy E. Glaser
Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

/s/ Jonathan M. Glaser
By: Jonathan M. Glaser, Co-Trustee

/s/ Nancy E. Glaser
By: Nancy E. Glaser, Co-Trustee

Pacific Capital Management, LLC

/s/ Jonathan M. Glaser
By:	JMG Capital Management, Inc., Managing Member
By:	Jonathan M. Glaser, Sole Director and President